October 28, 2024

BY EDGAR CONFIDENTIAL SUBMISSION OF LETTER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	William Demarest

Kristina Marrone

Kibum Park

Dorrie Yale

Re:	Millrose Properties, Inc.

Draft Registration Statement on Form S-11

Submitted September 27, 2024

CIK No.: 0002017206

Ladies and Gentlemen:

At the request of Millrose Properties, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated October 16, 2024 with respect to the revised Draft Registration Statement on Form S-11 confidentially submitted on September 27, 2024. The Company has confidentially filed today a revised Draft Registration Statement on Form S-11 (the “Revised Draft Registration Statement”) in response to the Staff’s comments.

The Revised Draft Registration Statement being confidentially submitted today (along with this confidential response letter) reflects the changes made in response to the Staff’s comments as well as other updates, including new information about the currently proposed slate of directors of the Company that will be appointed effective as of the Distribution Date. The Company expects to file financial statements as of September 30, 2024 in a future amendment to the Revised Draft Registration Statement. We have reproduced below in bold the Staff’s comments and have provided the Company’s responses following the comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Revised Draft Registration Statement. Unless otherwise indicated, page number references below refer to the Revised Draft Registration Statement.

Revised Draft Registration Statement on Form S-11

Summary

The HOPP’R as an Innovative Evolution of Land Banking, page 2

1.

We refer to your revised disclosure on page 58 that even if Lennar exercises a purchase option for a Homesite that violates the pooling requirements, and you dispute it, you are still required to immediately sell the exercised Homesite(s) to Lennar and then litigate the issue to seek remedy and/or compensation. Please revise to add balancing disclosures regarding these requirements.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Revised Draft Registration Statement to add balancing disclosures regarding the requirement to immediately sell the exercised Homesite(s) to Lennar and then litigate the issue to seek remedy and/or compensation.

Founder’s Rights Agreement, page 14

2.

We note your revised disclosure on page C-8 and here regarding Lennar’s “Effective Equity Price Protection Right.” Please revise here to explain the term in this section by providing investors with additional context regarding this right. You may include cross-references to more detailed discussions elsewhere in the prospectus.

The Company respectfully advises the Staff that the terms of the Effective Equity Price Protection Right have been altered and thus disclosure relating to the right has been deleted from Page C-8. In response to the Staff’s comment, the Company has revised the disclosure on pages 14 to 15, as well as pages 169 to 170, of the Revised Draft Registration Statement to reflect the current terms of the Effective Equity Price Protection Right and to provide additional context regarding this right.

Our Properties

Geography, Value and Types of Transferred Assets and the Supplemental Transferred Assets, page 188

3.

We refer to your response to comment 16 in your July 23, 2024 correspondence that in the next amendment, you would add narrative disclosure to “explain which properties are pooled together, based on the composition of the Transferred Assets as of June 30, 2024.” Since this amendment does not appear to have additional narrative disclosures, in your next amendment, please revise to include this disclosure and also ensure that it includes the Supplemental Transferred Assets, and an explanation of how the various Groups of Homesites are placed into the pools, or advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 197 to 198 of the Revised Draft Registration Statement to provide additional information, including new tabular disclosure, on which properties are pooled together based on the composition of the Transferred Assets and Supplemental Transferred Assets as of September 30, 2024. In addition, to the revised disclosure includes the value of each pool and the composition of the pools with respect to region and land type.

General

4.

We acknowledge your revised disclosures in response to prior comment 3. However, your revised disclosures explain that your “‘all-weather’ permanent capital structure” is subject to various conditions, such as Lennar and Other Customers electing to exercise their land purchase options or, absent such option exercise, your ability to sell finished Homesites to third parties, issue additional equity for additional land assets, or secure third-party financing. These disclosures indicate that your platform is not an “all-weather” platform. Please revise to further explain the basis for your description of your platform as “all-weather,” or revise your disclosures accordingly. In addition, revise your first risk factor on page 56 to remove all mitigating language.

In response to the Staff’s comment, the Company has revised the Revised Draft Registration Statement to delete references to “‘all-weather’ permanent capital structure” throughout and instead refer to a “recycled capital” structure. In addition, the Company has revised the first risk factor on page 57 of the Revised Draft Registration Statement to remove all mitigating language.

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We hope that the responses above adequately address the Staff’s comments. If the Staff has any questions or requires any additional information, please do not hesitate to contact the undersigned at (212) 225-2130 or ltsu@cgsh.com.

Very truly yours,

/s/ Lillian Tsu
Lillian Tsu, a Partner
Cleary Gottlieb Steen & Hamilton LLP

cc:	Darren Richman, Millrose Properties, Inc.